UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-42508

FBS Global Limited

(Exact name of registrant as specified in its charter)

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

Tel: +65 62857781

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	FBS Global Limited Unaudited Financial Results For the Six Months Ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FBS Global Limited

Date: October 17, 2025	By:	/s/ Ang Poh Guan
Ang Poh Guan
Executive Director and Chief Executive Officer